               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                          AIRGAS, INC.
         ______________________________________________
                        (Name of Issuer)

                          COMMON STOCK
          _____________________________________________
                 (Title of Class of Securities)

                           009363 10 2
                   __________________________
                         (CUSIP Number)

                        December 31, 2002
     _______________________________________________________
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [   ]   Rule 13d-1(b)
                    [ X ]   Rule 13d-1(c)
                    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 6 pages
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CUSIP No.  009363 10 2        13G                 Page 2 of 6 pages
           ___________                                 __   __
___________________________________________________________________

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Airgas, Inc. Employee Benefits Trust
___________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [   ]
                                                      (b) [   ]
___________________________________________________________________
3.  SEC USE ONLY

___________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
___________________________________________________________________
                    5.  SOLE VOTING POWER

                        0
                    _______________________________________________
 NUMBER OF          6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY          _______________________________________________
    EACH            7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               0
    WITH            _______________________________________________
                    8.  SHARED DISPOSITIVE POWER

                        3,723,443
___________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,723,443
___________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*
     [   ]
___________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.9%
___________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     EP
___________________________________________________________________
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CUSIP No.  009363 10 2        13G                 Page 3 of 6 pages
           ___________                                 __   __
___________________________________________________________________

Item 1(a) Name of Issuer
          ______________

          Airgas, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices
          _______________________________________________

          Airgas, Inc.
          Radnor Court
          259 North Radnor-Chester Road, Suite 100
          Radnor, Pennsylvania 19087-5283

Item 2(a) Name of Person Filing
          _____________________

          Airgas, Inc. Employee Benefits Trust

Item 2(b) Address of Principal Business Office, or, if none, Residence
          ____________________________________________________________

          Radnor Court
          259 North Radnor-Chester Road
          Radnor, Pennsylvania 19087-5283

Item 2(c) Citizenship
          ___________

          Delaware

Item 2(d) Title of Class of Securities
          ____________________________

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number
          ____________

          009363 10 2

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

       (a) ___ Broker or dealer registered under Section 15 of the Exchange Act;

       (b) ___ Bank as defined in Section 3(a)(6) of the Exchange Act;

       (c) ___ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

       (d) ___ Investment company registered under Section 8 of the Investment Company Act;
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CUSIP No.  009363 10 2        13G            Page 4 of 6 pages
           ___________                            __   __
______________________________________________________________

       (e) ___ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

       (f) ___ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g) ___ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

       (h) ___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) ___ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j) ___ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4    Ownership
          _________

       This amendment is being filed by the Airgas, Inc. Employee Benefits Trust (the "Trust"). Pursuant to the Airgas, Inc. Employee Benefits Trust Agreement (the "Agreement"), effective as of March 30, 1999, between Airgas, Inc. (the "Issuer") and First Union National Bank, as Trustee, the Issuer established the Trust to hold legal title to assets, principally or exclusively in the form of securities of the Issuer to be used to satisfy the Issuer's obligations with respect to its employee benefit plans. As of the close of business on December 31, 2002, the Trust held 3,723,443 shares of the Issuer's common stock, as to which it may be deemed to have shared power to dispose or direct the disposition. The Trust, the Governance and Compensation Committee (the "Committee") acting on the Trust's behalf and the individual members of the Committee each disclaims beneficial ownership of the shares held by the Trust.

       (a)  Amount beneficially owned: 3,723,443
       (b)  Percent of class: 4.9%
       (c)  Number of shares as to which such person has:
            (i)   Sole power to vote or to direct the vote: 0
            (ii)  Shared power to vote or to direct the vote: 0
            (iii) Sole power to dispose or to direct the disposition of: 0
            (iv)  Shared power to dispose or to direct the disposition of:  3,723,443

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CUSIP No.  009363 10 2        13G                 Page 5 of 6 pages
           ___________                                 __   __
___________________________________________________________________

Item 5    Ownership of Five Percent or Less of a Class
          ____________________________________________

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6    Ownership of More than Five Percent on Behalf of Another Person
          _______________________________________________________________

       The Employee Benefits Trust has the right to receive, and the Trustee thereof has the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Issuer's shares which are the subject of this Schedule 13G.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          __________________________________________________________________

          Not Applicable

Item 8    Identification and Classification of Members of the Group
          _________________________________________________________

          Not Applicable

Item 9    Notice of Dissolution of Group
          ______________________________

          Not Applicable

Item 10   Certification
          _____________

       (a)  Not Applicable

       (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No.  009363 10 2        13G                 Page 6 of 6 pages
           ___________                                 __    __
___________________________________________________________________

                          Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 14, 2003

Governance and Compensation Committee

By:  /s/  Robert L. Yohe
     ___________________
     Signature

   Name:   Robert L. Yohe
   Title:  Chairman of the Airgas, Inc.
           Governance and Compensation Committee,
           on behalf of the Airgas, Inc. Employee Benefits Trust